20--Indy Annestesia

Colt; Mar 05, 2020

Unnamed Foaled in Kentucky (Live Foal Reported)	Midnight Lute, 03 dk b/	Real Quiet, 95 b	Quiet American, 86 b
			Really Blue, 83 ch
		Candytuft, 96 b	Dehere, 91 b
			Bolt From the Blue, 80 b
	Indy Annestesia, 08 dk b/	A.P. Indy, 89 dk b/	Seattle Slew, 74 dk b/
			Weekend Surprise, 80 b
		Two Trail Sioux, 01 b	Indian Charlie, 95 b
			Quiet Trail, 94 b

By **MIDNIGHT LUTE** (2003). Champion sprinter in U.S., Stakes winner of $2,690,600, Breeders' Cup Sprint **[G1]** (MTH, $1,080,000), etc. Sire of 9 crops of racing age, 732 foals, 529 starters, 33 stakes winners, 3 champions, 378 winners of 1162 races and earning $45,203,371 USA, including Midnight Bisou (Champion in U.S., to 5, 2020, $7,371,520 USA, Cotillion S. **[G1]** (PRX, $562,000), etc.), Midnight Miley (Champion in Canada, $296,730 USA, Ontario Matron S. **[G3]** (WO, $90,000(CAN)), etc.), Pachangera (Champion in Mexico, $50,938 USA), Midnight Aria ($744,311 USA, Queen's Plate S. -R (WO, $600,000(CAN)), etc.), Shakin It Up ($664,982, Malibu S. **[G1]** (SA, $180,000), etc.), Gimme Da Lute ($627,560, Los Alamitos Derby **[G2]** (LRC, $210,000), etc.), Sonneteer ($595,776, Fifth Season S. [L] (OP, $75,000), etc.).

1st dam

INDY ANNESTESIA, by A.P. Indy. 2 wins at 4, $72,941. Dam of 5 foals, 2 to race, 2 winners--

Ocean Fury (g. by Stormy Atlantic). 3 wins at 3 in NA , $114,698 (USA), 3rd Let It Ride S. -R (DMR, $9,252).

A I Initiative (g. by Artie Schiller). Winner at 4, placed at 5, 2020, $49,922.

Unnamed (c. by Midnight Lute). (Live Foal Reported)

2nd dam

TWO TRAIL SIOUX, by Indian Charlie. 6 wins in 12 starts at 3 and 4, $664,960, Fleur de Lis H. **[G2]** (CD, $204,600), Bayakoa S. [L] (OP, $60,000), 2nd Delaware H. **[G2]** (DEL, $200,000), 3rd Personal Ensign S. **[G1]** (SAR, $40,000). Dam of 6 winners--

Cheyenne Pass (g. by Smart Strike). 9 wins, 3 to 7, $134,252, 2nd Barksdale S. (LAD, $10,000).

Indy Annestesia (f. by A.P. Indy). See above.

Ghostwalking (g. by Ghostzapper). 19 wins, 3 to 11, $380,795(USA).

Scout Leader (g. by A.P. Indy). 5 wins, 3 to 7, $222,251.

Two Taps (f. by Tapit). Winner at 3 and 4, $136,070.

Cafe Crown (c. by Mineshaft). 2 wins in 3 starts at 3 in JPN, $119,148 (USA).

Eisha Flower (f. by Distorted Humor). Placed in 2 starts at 3 in ENG.

3rd dam

Quiet Trail, by Quiet American. 4 wins, 3 to 5, $145,500, 3rd Monmouth Beach S. [L] (MTH, $6,000). Half-sister to **Timely Change** ($86,544, 2nd Angelo Testa S. (HIA, $5,390)), **Exert** ($79,745, 3rd Claiming Crown Rapid Transit S. -R (CBY, $10,000), sire), **Amoramente** ($37,004, 3rd Georgia Thoroughbred Owners and Breeders Association Oaks -R (CRC, $5,500)). Dam of 3 winners--

TWO TRAIL SIOUX (f. by Indian Charlie). Black type winner, see above.

Quiet Maria (f. by Maria's Mon). Winner at 2 and 4, $64,375. Producer.

Tempt the Tiger (c. by Deputy Commander). Winner at 4, $29,630. Sire.

4th dam

UNENDING LOVE, by Dixieland Band. Unraced. Sister to **RAMPART ROAD** ($316,363, Beulah Park Budweiser Breeders' Cup H. (BEU, $47,400), etc., sire), half-sister to **FAPPIANO ROAD** ($85,871, Alumni Horace Wade Memorial S. (RD, $18,000), sire), **Midnight Cousins** ($123,552, 3rd Man o' War S. **[G1]**). Dam of 8 winners, including--

Quiet Trail (f. by Quiet American). Black type placed winner, see above.

Timely Change (c. by Time for a Change). 6 wins at 3 and 5, $86,544, 2nd Angelo Testa S. (HIA, $5,390).

Exert (c. by Roy). 5 wins, 3 to 5, $79,745, 3rd Claiming Crown Rapid Transit S. -R (CBY, $10,000). Sire.

Amoramente (f. by Repriced). Winner at 3, $37,004, 3rd Georgia Thoroughbred Owners and Breeders Association Oaks -R (CRC, $5,500).

Abiding (f. by Dynaformer). Unraced.

ABIDING STAR (g. by Uncle Mo). 12 wins, 3 to 6, $572,485, Parx Derby (PRX, $60,000),



20--Indy Annestesia
Colt; Mar 05, 2020

Neshaminy S. (PRX, $56,400), Private Terms S. (LRL, $45,000), 2nd Red Bank S. **[G3]** (MTH, $20,000), Glasgow S. (DEL, $20,000), etc.

Me and Mr. C (g. by Khozan). Winner at 2 and 3, 2020, $66,090, 2nd Howard County S. (LRL, $20,000).

Star Brisingamen (f. by Maria's Mon). Unplaced in 2 starts in BRZ.

=ENERGIA DAVOS (BRZ) (g. by Torrential). 6 wins, 3 to 8 in BRZ and ENG, placed at 6 and 7 in UAE, $337,183 (USA), Grande Premio Linneo de Paula Machado-Grande Criterium **[G1]**, Grande Premio Jose Buarque de Macedo **[G3]**, Darley S. **[G3]**, James Seymour S. [L], 2nd Coral App Download From The App Store Quebec S. [L], etc.